Exhibit 4.9

ICECURE MEDICAL LTD.

2024 EMPLOYEE EQUITY INCENTIVE PLAN

CONTENTS

Contents

CONTENTS		i
1.	PURPOSE OF THE ESOP	1
2.	DEFINITIONS	1
3.	ADMINISTRATION OF THE ESOP	4
4.	DESIGNATION OF PARTICIPANTS	6
5.	DESIGNATION OF AWARDS PURSUANT TO SECTION 102	7
6.	TRUSTEE	8
7.	SHARES RESERVED FOR THE ESOP; RESTRICTION THEREON	8
8.	EXERCISE PRICE	9
9.	TERM AND EXERCISE AND SETTLEMENT OF AWARDS	10
10.	VESTING OF AWARDS	12
11.	ADJUSTMENTS	13
12.	PURCHASE FOR INVESTMENT; REPRESENTATIONS	15
13.	DIVIDENDS	16
14.	RESTRICTIONS	16
15.	EFFECTIVE DATE AND DURATION OF THE ESOP	16
16.	AMENDMENTS OR TERMINATION	17
17.	GOVERNMENT REGULATIONS	17
18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES	17
19.	GOVERNING LAW & JURISDICTION	17
20.	INTEGRATION OF SECTION 102 AND TAX COMMISSIONER’S PERMIT	17
21.	TAX CONSEQUENCES	17
22.	RULES PARTICULAR TO SPECIFIC COUNTRIES	18
23.	NON-EXCLUSIVITY OF THE ESOP	19
24.	MULTIPLE AGREEMENTS	19
25.	NO WAIVER	19
26.	DISPUTES	19
27.	NOTICES	19

i

PREFACE

This plan, as amended from time to time, shall be known as the “IceCure Medical Ltd. 2024 Employee Equity Incentive Plan” (the “ESOP” or the “Plan”).

1.	PURPOSE OF THE ESOP

The purpose of the Plan is to foster and promote the long-term financial success of the Company and its Subsidiaries and materially increase shareholder value by:

(a)	motivating superior performance by means of performance-related incentives;

(b)	encouraging and providing for the acquisition of an ownership interest in the Company by eligible Employees and Non-Employees, and Service Providers; and

(c)	enabling the Company to attract and retain the services of outstanding management team and other qualified and dedicated personnel, upon whose judgment, interest and special effort the successful conduct of its operations is largely dependent.

2.	DEFINITIONS

For purposes of the ESOP and related documents, including the Award Agreement, the following definitions shall apply:

“Administrator” means the Board or the Committee as shall be administering the Plan, in accordance with Section 3 hereof.

“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

“Approved 102 Award” means an Award granted pursuant to Section 102(b) of the Ordinance and held in trust by a Trustee for the benefit of the Participant.

“Award” means, as applicable, an Option, a Restricted Share, a Share, or a Restricted Share Unit.

“Award Agreement” shall have the meaning ascribed to it under Section4.3.

“Board” means the Board of Directors of the Company.

“Capital Gain Award” or “CGA” as defined in Section 5.4 below.

“Cause” means (i) conviction of any felony involving moral turpitude or affecting the Company; (ii) any failure (as a result of gross negligence or willful misconduct) to carry out, a reasonable directive of the chief executive officer, the Board or the Participant’s direct supervisor, which involves the business of the Company or its Affiliates and which was capable of being lawfully performed by Participant; (iii) embezzlement or theft of funds of the Company or its Affiliates; (iv) any breach of the Participant’s fiduciary duties or duties of care of the Company including, without limitation, self-dealing, prohibited disclosure of confidential information of, or relating to, the Company or any of its Affiliates, or engagement in any business competitive to the business of the Company or any of its Affiliates; (v) any conduct (other than conduct in good faith), including without limitation, any act or omission reasonably determined by the Board to be materially detrimental to the Company or any of its Affiliates; (vi) if and as such term is or may be defined under the Participant’s employment agreement, service agreement or any other engagement agreement with the Company or any of its Affiliates; and/or (vii) circumstances as a result of which the Participant’s employment with the Company and/or any of its Affiliates is or may be terminated without severance pay according to applicable law.

“Chairperson” means the chairperson of the Committee.

“Committee” means the Company’s compensation committee appointed by the Board, which shall consist of no fewer than two (2) members of the Board.

“Company” means IceCure Medical Ltd., an Israeli company incorporated under the laws of the State of Israel.

“Companies Law” means the Israeli Companies Law 5759-1999.

“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

“Date of Grant” means, the date of grant of an Award, as determined by the Board and set forth in the Participant’s Award Agreement.

“Disability” means a Participant’s inability to perform his/her duties to the Company, or to any of its Affiliates, for a consecutive period of at least 180 days, by reason of any medically determinable physical or mental impairment, as determined by a physician selected by the Participant and acceptable to the Company;

“Employee” means (i) any person, employed by the Company or employed by any Affiliate; and (ii) any Office Holder (as such term is defined in the Companies Law), officer or director of the Company or an Affiliate, but always excluding a Non-Employee.

“Expiration date” means the date upon which an Award shall expire, as set forth in Section 9.2 of the ESOP.

“Fair Market Value” means as of any date, the value of a Share determined as follows. If the Shares are listed on any established stock exchange or a national market system, including without limitation the Tel Aviv Stock Exchange, NASDAQ National Market system, or the NASDAQ Small Cap Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in the Wall Street Journal, or such other source as the Board deems reliable. Without derogating from the above, solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the Date of Grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the Date of Grant, the Fair Market Value of a Share at the Date of Grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the Date of Grant or on the thirty (30) trading days following the date of registration for trading, as the case may be. If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or, in the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

“ESOP” or “Plan” means as defined in the preface hereto.

“Exercise” or “exercise” means a delivery of a Notice of Exercise and payment of the Exercise Price, provided that “Exercise”, “Exercised” and words of similar import, when referring to an Award that does not require exercise or that is settled upon vesting (such as may be the case with RSUs or Restricted Shares, if so determined in their terms), shall be deemed to refer to the vesting of such an Award (regardless of whether or not the wording included reference to the vesting of such an Awards explicitly).

“Exercise Price” means the price paid by Participant for each Share underlying an Award (including the issuance of any Restricted Shares, if applicable).

“ITA” means the Israeli Tax Authorities.

“Non-Employee” means a consultant, adviser, Service Provider, Controlling Shareholder or any other person who is not an Employee.

“Ordinary Income Award” or “OIA” as defined in Section 5.5 below.

“Option” means an option to purchase one or more Shares of the Company pursuant to the ESOP.

“102 Award” means an Award that the Board intends to be a “102 Award” which shall only be granted to Employees, and shall be subject to and construed consistently with the requirements of Section 102 of the Ordinance. The Company shall have no liability to an Participant or to any other party, if an Award (or any part thereof), which is intended to be a 102 Award, is not a 102 Award. Approved 102 Award may either be classified as a Capital Gain Award (“CGA”) or Ordinary Income Award (“OIA”).

“3(i) Award” means Awards that do not contain such terms as will qualify under Section 102 of the Tax Ordinance.”

“Ordinance” or “Tax Ordinance” means the Israeli Income Tax Ordinance [New Version] 1961, as now in effect or as hereafter amended.

“Participant” means a person or entity which receives or holds an Award under the ESOP.

“Person” or “person” means any real person or any entity (including without limitations, a company, partnership, trust or otherwise), as applicable.

“Restricted Share” means a Share granted in accordance with the terms and restrictions of the Plan.

“Restricted Share Unit” or “RSU” means an Award covering a number of Shares that is settled, if vested, and if applicable, exercised, by issuance of those Shares.

“Sale” “sale” means the sale, transfer, assignment or other disposition of Shares.

“Section 102” means Section 102 of the Tax Ordinance, as now in effect or as hereafter amended.

“Service Provider” means a person or entity who is engaged by the Company or any Affiliate to render services (e.g., consulting services, advisory services, development services, marketing and sale services or any other services, including suppliers) to the Company or an Affiliate.

“Share” means the ordinary shares of the Company, each with no par value.

“Successor Corporation” means any entity into or with which the Company is merged or by which the Company is acquired, pursuant to a Transaction in which the Company is not the surviving entity.

“Transaction” shall mean: (i) the acquisition of the Company by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization; provided that any of the said events results in an event prescribed under subsection (iii) below; (ii) sale, assignment or disposal by the Company of all or substantially all of the issued and outstanding shares of the Company; (iii) any other transaction or series of transactions following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than fifty percent (50%) of the voting power of the surviving entity (except in connection with a public offering).

“Trustee” means a trustee appointed by the Company to serve as a trustee and approved by the ITA, all in accordance with the provisions of Section 102(a) of the Ordinance.

“Vesting” or “vesting” and any words of similar import any terms and conditions determined in the Award Agreement which must be fulfilled in order for an Award to become Exercisable or an Award to vest or be issued.

“Vested Award” means an Award, that has already vested pursuant to any terms and conditions determined (including Vesting Dates) in the Award Agreement which must be fulfilled in order for an Award to become Exercisable or an Award to vest or be issued.

“Vesting Date(s)” means, with respect to any Award, the date as of which the Participant shall be entitled to exercise or settle such Award, as set forth in Section 10 of the ESOP.

“Unapproved 102 Award” means an Award granted pursuant to Section 102(c) of the Ordinance.

3.	ADMINISTRATION OF THE ESOP

3.1.	The Plan shall be administered by the Administrator. The Administrator shall have the authority in its sole discretion, subject and not inconsistent with the express provisions of the Plan, to administer the Plan and to exercise all the powers and authorities specifically granted to it under the Plan as necessary and advisable in the administration of the Plan.

3.2.	Provided that the Board is entitled by law to delegate all and any of its powers and authority granted to it under this Plan to a Committee, and to the extent the Board appoints a Committee, the Committee shall be the Administrator and shall consist of at least two (2) Directors of the Company chosen by the Board. The Committee shall have the responsibility of construing and interpreting the Plan and of establishing and amending such rules and regulations, as it deems necessary or desirable for the proper administration of the Plan.

3.3.	The Committee shall select one of its members as its Chairperson and shall hold its meetings at such times and places, as the Chairperson shall determine or as otherwise convened in accordance with the Articles of Association of the Company. The Committee shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.4.	The Committee shall have the power to recommend to the Board and the Board shall have the full power and authority to: (i) designate Participants; (ii) determine, on the date of grant, the terms and provisions of the respective Award Agreements (which need not be identical) including, but not limited to, the number of Awards to be granted to each Participant, the number of Shares to be covered by each Award, provisions concerning the time and extent to which the Award may be vested and/ or exercised, and the nature and duration of restrictions as to the transferability, or restrictions constituting substantial risk of forfeiture upon occurrence of certain events; (iii) determine the Fair Market Value of the Shares covered by each Award and the Exercise Price of each Award; (iv) designate the type of Awards; and (v) cancel or suspend Awards, as necessary.

3.5.	Subject to the provisions of the Plan, the applicable laws and the specific duties delegated by the Board to the Committee, and subject to the approval of any relevant authorities, the Administrator shall have the authority, in its discretion:

(i)	To construe and interpret the terms of the Plan and any Awards granted pursuant to the Plan;

(ii)	To designate the Service Providers to whom Awards may from time to time be granted hereunder;

(iii)	To determine the number of Shares to be covered by each such Award granted hereunder;

(iv)	To prescribe forms of agreement(s) for use under the Plan;

(v)	To determine the terms of any Award granted hereunder (including without limitations, any acceleration provisions);

(vi)	To determine (and amend, subject to applicable law) the Exercise Price of any Award granted hereunder;

(vii)	To determine the Fair Market Value of Shares;

(viii)	To prescribe, amend and rescind rules and regulations relating to the Plan, provided that any such amendment, rules or regulations that would adversely affect the Participant’s rights under an Award shall not be made without the Participant’s written consent.

(ix)	To take all other action and make all other determinations necessary for the administration of the Plan, including those otherwise herein specified as administered by the Board, subject to applicable law and the mandate provided to the Committee by the Board.

(x)	To determine the total number of Shares within the pool allocated for the purpose of this Plan, and or any additional Awards hereafter, subject to this Plan.

3.6.	Subject to the Company’s Articles of Association, all decisions and selections made by the Board or the Committee pursuant to the provisions of the Plan shall be made by a majority of its members except that no member of the Board or the Committee shall vote on, or be counted for quorum purposes, with respect to any proposed action of the Board or the Committee relating to any Award to be granted to that member. Any decision reduced to writing shall be executed in accordance with the provisions of the Company’s Articles of Association, as the same may be in effect from time to time.

3.7.	Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan and of its rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be conclusive and binding upon all Participants and any person claiming under or through any Participant.

3.8.	No member of the Board or the Committee shall be liable for any action taken or determination made in good faith with respect to the Plan or any Award granted hereunder.

3.9.	Any member of such Committee shall be eligible to receive Awards under the Plan while serving on the Committee, unless otherwise specified herein. No person shall be eligible to be a member of the Committee if that person’s membership would prevent the Plan from complying with exemptions provided within the applicable law.

4.	DESIGNATION OF PARTICIPANTS

4.1.	The Persons eligible for participation in the ESOP as Participants shall include any Employees and/or Non-Employees of the Company or of any Affiliate thereof; provided, however, that (i) Employees of Company and/or Affiliates may be granted 102 Awards; and (ii) Non-Employees may only be granted 3(i) Awards.

4.2.	Each Award granted pursuant to the Plan shall be evidenced by an Award Agreement, in such form as the Board or the Committee shall from time to time approve. Each Award Agreement shall state, among other matters, the number of Shares to which the Award relates, the type of Award granted thereunder (whether an CGA, OIA, Unapproved 102 Awards or a 3(i) Awards), the Vesting Dates, the Exercise Price per share, the Expiration Date and such other terms and conditions as the Committee or the Board in its discretion may prescribe, provided that they are consistent with this Plan. The written agreement shall be delivered to the Participant and shall incorporate the terms of the Plan by reference and specify the terms and conditions thereof and any rules applicable thereto (each, an “Award Agreement”).

4.3.	Neither this Plan nor any agreement nor any offer of Awards to a Participant shall impose any obligation on the Company to continue to employ or to engage the services of any Participant, and nothing in the Plan or in any Award granted pursuant thereto shall give any Participant any right to continue its employment or service with the Company or restrict the right of the Company to terminate such employment or services at any time. Further, the Company and each Affiliate expressly reserves the right at any time to dismiss a Participant free from any liability, or any claim under the Plan, except as provided herein or in any agreement entered into with respect to an Award.

4.4.	The grant of an Award hereunder shall neither entitle the Participant to participate nor disqualify the Participant from participating in, any other grant of Awards pursuant to the ESOP or any other Award or share plan of the Company or any of its Affiliates.

4.5.	Anything in the ESOP to the contrary notwithstanding, all grants of Awards to directors and office holders shall be authorized and implemented in accordance with the provisions of the Companies Law or any successor act or regulation, as in effect from time to time.

5.	DESIGNATION OF AWARDS PURSUANT TO SECTION 102

5.1.	The Company may designate Awards granted to Employees pursuant to Section 102 as Unapproved 102 Awards or Approved 102 Awards.

5.2.	The grant of Approved 102 Awards shall be made under this ESOP adopted by the Board as described in Section 16 below, and shall be conditioned upon the approval of this ESOP by the ITA.

5.3.	Approved 102 Awards may either be classified as Capital Gain Awards (or as CGA) or Ordinary Income Awards (or as OIA).

5.4.	Approved 102 Awards elected and designated by the Company to qualify under the capital gain tax treatment in accordance with the provisions of Section 102(b)(2) shall be referred to herein as CGA.

5.5.	Approved 102 Award elected and designated by the Company to qualify under the ordinary income tax treatment in accordance with the provisions of Section 102(b)(1) shall be referred to herein as OIA.

5.6.	The Company’s election of the type of Approved 102 Award as CGA or OIA granted to Employees (the “Election”), shall be appropriately filed with the ITA before the first Date of Grant of an Approved 102 Award under such Election. Such Election shall become effective beginning the first Date of Grant of an Approved 102 Award under such Election and shall remain in effect until the end of the year following the year during which the Company first granted Approved 102 Awards under such Election. The Election shall obligate the Company to grant only the type of Approved 102 Award it has elected, and shall apply to all Participants who were granted Approved 102 Awards during the period indicated herein, all in accordance with the provisions of Section 102(g). For the avoidance of doubt, such Election shall not prevent the Company from granting Unapproved 102 Award simultaneously.

5.7.	Designation of Approved 102 Award – In case a Participant exercises and sells Participant’s Shares within the Restricted Period (as defined in section 6.1 below), the Company should not bear any tax liability derived due to the exercise and or sale of the Awards as a result of Participant’s termination, unless otherwise expressly stated herein.

5.8.	Subject to Section 5.7 above, all Approved 102 Award must be held in trust by a Trustee, as described in Section 6 below.

5.9.	For the avoidance of doubt, the designation of Unapproved 102 Awards and Approved 102 Awards shall be subject to the terms and conditions set forth in Section 102 and the regulations, rules or orders or procedures promulgated thereunder.

6.	TRUSTEE

6.1.	Approved 102 Awards which shall be granted under the ESOP and/or any Shares allocated or issued upon exercise of such Approved 102 Awards and/or other shares received subsequently following any realization of rights, including, without limitation, bonus shares, shall be allocated or issued to the Participant (and registered in the Trustee’s name in the register of members of the Company) and held by the Trustee for the benefit of the Participants for such period of time as required by Section 102 or any regulations, rules or orders or procedures promulgated thereunder (the “Restricted Period”). All certificates representing Shares issued to the Trustee under the Plan, if issued, shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the aforesaid trust as herein provided. In the case the requirements for Approved 102 Awards are not met, then the Approved 102 Awards may be treated as Unapproved 102 Awards, all in accordance with the provisions of Section 102 and regulations, rules or orders or procedures promulgated thereunder.

6.2.	Notwithstanding anything to the contrary, the Trustee shall not release any Shares allocated or issued upon exercise of Approved 102 Awards prior to the full payment of the Participant’s tax liabilities arising from Approved 102 Awards which were granted to such Participant and/or any Shares allocated or issued upon exercise of such Awards.

6.3.	With respect to any Approved 102 Award, subject to the provisions of Section 102 and any rules or regulations or orders or procedures promulgated thereunder, a Participant shall not sell or release from trust any Share received upon the exercise of an Approved 102 Award and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, until the lapse of the Restricted Period required under Section 102 of the Ordinance. Notwithstanding the above, if any such sale or release occurs during the Restricted Period, the sanctions under Section 102 and under any rules or regulations or orders or procedures promulgated thereunder shall apply to and shall be borne by such Participant.

6.4.	Upon receipt of Approved 102 Award, the Participant will be deemed to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the ESOP, or any Approved 102 Award or Share granted to him and/or underlying thereunder.

7.	SHARES RESERVED FOR THE ESOP; RESTRICTION THEREON

7.1.	The Company shall reserve, from time to time such number of Shares which the Board deems adequate for the purposes of the ESOP and for the purposes of any other share option subject to adjustment as set forth in Section 11 below. Any Shares which remain unissued and which are not subject to the outstanding Awards at the termination of the ESOP shall cease to be reserved for the purpose of the ESOP, but until termination of the ESOP the Company shall at all times reserve sufficient number of Shares to meet the requirements of the ESOP. Should any Award for any reason expire or be canceled prior to its exercise or relinquishment in full, the Shares subject to such Award may again be subjected to an Award under the ESOP or under the Company’s other share option plans, provided, however, that Shares that have actually been issued under the Plan (save for Restricted Shares) shall not be returned to the Plan and shall not become available for future distribution under the Plan.

7.2.	The Company, at its sole discretion, may require that any Shares issued upon exercise of Awards (and securities of the Company issued with respect thereto) shall be voted by an irrevocable proxy (the “Proxy”), such Proxy to be assigned to the person or persons designated by the Board and to provide for the power of such designated person(s) to act, instead of the Participant and on its behalf, with respect to any and all aspects of the Participant’s shareholdings in the Company. Unless otherwise prescribed by the Administrator, the Company shall only require Proxies in connection with 102 Awards, and such Proxy shall expire at the lapse of the Restriction Period. The Proxy may be contained in the Award Agreement of a Participant or otherwise as the Committee determines. If contained in the Award Agreement, no further document shall be required to implement such Proxy, and the signature of the Participant on the Award Agreement shall indicate approval of the Proxy thereby granted. Subject to applicable law (and if applicable, all requisite approvals) such person or persons designated by the Board shall be indemnified and held harmless by the Company against any cost or expense (including counsel fees) reasonably incurred by him/her, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of such Proxy unless arising out of such member’s own fraud or bad faith, to the extent permitted by applicable law. Such indemnification shall be in addition to any rights of indemnification the person(s) may have as a director or otherwise under the Company’s Articles of Association, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise. Without derogating from the above, with respect to Shares issuable upon exercise of Approved 102 Awards, such Shares shall be voted in accordance with the provisions of Section 102 and of any rules, regulations or orders promulgated thereunder, if applicable.

8.	EXERCISE PRICE

8.1.	The Exercise Price of each Share subject to an Award shall be determined by, the Board, or by the Committee in accordance with applicable law, subject to any guidelines as may be determined by the Board from time to time. Each Award Agreement will contain the Exercise Price determined for each Award covered thereby.

8.2.	The total consideration to be paid by Participant for the Shares to be issued upon exercise of an Award, including the method of payment, shall be determined by the Administrator and may consist entirely of (1) cash, (2) check, or (3) Net Exercise pursuant to Section 8.4 below, or (4) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

8.3.	The Exercise Price shall be denominated in the currency of the primary economic environment of, either the Company or the Participant (that is the functional currency of the Company or the currency in which the Participant is paid), or as otherwise determined by the Company.

8.4.	No payment of Exercise Price Shares shall be required as consideration for RSUs, unless included in the Award Agreement or as required by applicable law.

8.5.	Notwithstanding Section 8.2, and only to the extent, explicitly permitted by the provisions of the applicable Award Agreement, or of otherwise expressly permitted by the Board or the Committee in writing - exercise of part or the respective Award through a “Net Exercise” method so that the Participant will be entitled to receive pursuant to the exercise of the Awards only the number of Shares representing the benefit component in the Awards, based on the following formula (assuming that Shares have no par-value). For the avoidance of doubt, according to this exercise method, the Participant will not actually pay the Exercise Price which is used only for calculating the benefit component.

X = the number of Shares that the Participant will be issued with.

Y = the number of vested exercisable Awards that the Participant wishes to exercise into Shares;

A = the Fair Market Value (as defined below) of the Share at the date of exercise; and

B = the Exercise Price.

8.6.	The Exercise Price shall be denominated in the currency determined by the Committee.

9.	TERM AND EXERCISE AND SETTLEMENT OF AWARDS

9.1.	Awards, save for RSUs, shall be exercised by the Participant by giving written notice to the Company and/or to any third party designated by the Company (the “Representative”), in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon receipt of such notice by the Company and/or the Representative and the payment of the Exercise Price at the Company’s or the Representative’s principal office. The notice shall specify the number of Shares with respect to which the Award is being exercised.

9.2.	Awards, to the extent not previously exercised, shall terminate forthwith upon the earlier of: (i) the date set forth in the Award Agreement (unless otherwise determined in accordance with the provisions of this ESOP with respect to any Award(s), such date shall be ten (10) years from the respective Date of Grant) and (ii) the expiration of any extended period in any of the events set forth in Section 9.5 below.

9.3.	The Vested Awards may be exercised by the Participant in whole at any time or in part from time to time, to the extent that the Awards become vested and exercisable, prior to the Expiration Date, and provided that, subject to the provisions of Section 9.5 below, the Participant is employed by or providing services to the Company or any of its Affiliates, at all times during the period beginning with the granting of the Award and ending upon the date of exercise.

9.4.	Subject to the provisions of Section 9.5 below, in the event of termination of Participant’s employment or services, with the Company or any of its Affiliates, all Awards granted to such Participant will immediately expire on the actual severance of employer-employee relations (or actual termination of service) shall be deemed to constitute termination of employment or service. For the avoidance of doubt, in case of such termination of employment or service, the unvested portion of the Participant’s Awards shall not vest and shall not become exercisable and any unvested portion of the Participant’s Award shall revert to the ESOP. The above notwithstanding, any transition of Participant between the Company and its Affiliates, or between its Affiliates, shall not be deemed as termination hereunder, unless otherwise decided by the Administrator.

9.5.	Notwithstanding anything to the contrary herein above and unless otherwise determined in the Participant’s Award Agreement or by the Administrator thereafter, a Vested Award may be exercised after the date of termination of Participant’s employment or service with the Company or any Affiliates during an additional period of time beyond the date of such termination, but only with respect to the number of Vested Awards at the time of such termination according to the Vesting Dates, if:

(i)	termination is without Cause, in which event any Vested Award still in force and unexpired may be exercised within a period of nine (9) months after the date of such termination; or

(ii)	termination is the result of death, Retirement or Disability (each, as hereinafter defined) of the Participant, in which event any Vested Award still in force and unexpired may be exercised within a period of twelve (12) months after the date of such termination; or

(iii)	prior to such termination, the Administrator shall authorize an extension of the terms of all or part of the Vested Awards beyond the date of such termination for a period not to exceed the period during which the Awards by their terms would otherwise have been exercisable.

For avoidance of any doubt, notwithstanding anything herein to the contrary, if termination of employment or service is for Cause: (i) any outstanding unexercised Award (whether vested or non-vested), will immediately expire and terminate, and the Participant shall not have any right in connection to such outstanding Awards; and (ii) all Shares issued upon exercise of Award shall be deemed as forfeited by Participant, and the mechanism prescribed in Section 9.1, shall apply mutatis-mutandis, as applied and implemented by the Administrator.

9.6.	Subject to any additional restrictions imposed by the Administrator and/or as set forth in the ESOP, Shares underlying RSUs shall be settled, and issued to or for the benefit of Participant promptly following each Vesting Date determined by the Administrator, provided that Participant is still engaged by the Company or an Affiliate on the applicable Vesting Date. After each such Vesting Date the Company shall promptly cause to be issued, for the benefit of Participant, Shares with respect to RSUs that became vested on such Vesting Date. It is clarified that no Shares shall be issued pursuant to the RSUs to Participant until the vesting criteria determined by the Administrator is met.

9.7.	Settlement of vested RSUs shall be made in the form of Shares and not cash.

9.8.	To avoid doubt, the Participants shall not be deemed owners of the Shares underlying the exercise of Awards and shall not have any of the rights or privileges of shareholders of the Company in respect of any Shares underlying the exercise of any Awards, nor shall they be deemed to be a class of shareholders of the Company for purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such sections, until registration of the Participant as holder of such Shares in the Company’s register of shareholders upon exercise of the Awards in accordance with the provisions of the ESOP, but in case of Options and Shares held by the Trustee, subject to the provisions of Section 6 of the ESOP. Anything herein to the contrary notwithstanding, in no event shall the Participants be deemed a class of creditors of the Company for purpose of the operation of Sections 350 and 351 of the Companies Law or any successor to such sections.

9.9.	Any form of Award Agreement authorized by the ESOP may contain such other provisions, as the Administrator may, from time to time, deem advisable.

9.10.	The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

9.11.	With respect to Unapproved 102 Awards, if the Participant ceases to be employed by the Company or any Affiliate, the Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of Sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulations or orders promulgated thereunder. In respect of any employer’s tax liability for the purpose of employment taxes such as in the case of social taxes, see Section 21 below.

9.12.	Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award, the method of payment and the issuance and delivery of such Shares shall comply with applicable law.

9.13.	Upon their issuance, but subject always to the herein provisions regarding Restricted Share Awards, the Shares shall carry equal voting rights on all matters where such vote is permitted by applicable laws of the jurisdiction of incorporation of the Company, provided however, that the Company, at its sole discretion, may require that any Shares issued upon exercise of Awards (and securities of the Company issued with respect thereto) shall be voted by an irrevocable Proxy in the same manner as the votes of the majority of other shareholders of the Company present and voting at the applicable meeting, such Proxy to be assigned to the person or persons designated by the Board and to provide for the power of such designated person(s) to act, instead of the Participant and on its behalf, with respect to any and all aspects of the Participant’s shareholdings in the Company, as set forth in Section 5.3 above.

9.14.	Subject to such exceptions as may be determined by the Board, if the Participant’s continuous employment with or service to the Company or any Affiliate thereof shall terminate for any reason prior to the expiration of the No Sale Period or Vesting Period (as defined below; as applicable) of an Award, or prior to the timely payment in full of the Exercise Price of any Restricted Shares (if any), any Shares remaining subject to vesting or if applicable, with respect to which the purchase price has not been paid in full, shall thereupon be forfeited, transferred to, and redeemed, repurchased or cancelled by, as the case may be, in any manner as set forth in this Plan, subject to applicable laws and the Participant shall have no further rights with respect to such Restricted Shares. For such purposes, “termination” shall be determined in accordance with the terms of Section 9.39.2.

9.15.	For avoidance of doubt, the termination, expiration or cancellation of an Award which is a Restricted Share award and/or an RSU shall mean the forfeiture of Participant of such Award, without any further actions on behalf of Participant or Company, unless otherwise decided by the Board or the Committee (if applicable).

10.	VESTING OF AWARDS

10.1.	Subject to the provisions of the ESOP, each Award shall vest and become exercisable commencing on the Vesting Date thereof, as determined by the Board or by the Committee, for the number of Shares as shall be provided in the Award Agreement. However, no Award shall be exercisable or settle after the Expiration Date.

10.2.	Unless otherwise determined by the Committee or the Board in accordance with the provisions of this ESOP with respect to any, some or all Awards, each Awards shall vest as follows: (i) for Office Holders on a quarterly basis following the first anniversary from the Date of Grant, in equal portions, over a four (4) year period in the aggregate; (ii) for other Participants other than Office Holders annually following the first anniversary from the Date of Grant, in equal portions, over a four (4) year period in the aggregate (the “Vesting Period”). In the case that as a consequence of the vesting schedule mentioned above a fraction of Vested Award is created, then such fraction shall be rounded up.

10.3.	The Board may also impose such additional or alternative restrictions and conditions on the Awards, as it deems appropriate, including the satisfaction of performance criteria. Such performance criteria may include, but are not limited to, sales, earnings before interest and taxes, return on investment, earnings per share, any combination of the foregoing or rate of growth of any of the foregoing, as determined by the Administrator or pursuant to the provisions of any Company policy required under mandatory provisions of applicable law.

10.4.	Unvested Restricted Shares may not be Sold, assigned, transferred, pledged, hypothecated or otherwise disposed of, except by will or the laws of descent and distribution (in which case they shall be transferred subject to all restrictions then or thereafter applicable thereto), until such Restricted Shares shall have vested based on the terms set by the Administrator (the period from the Date of Grant until the date of vesting of the Restricted Share thereunder being referred to herein as the “No Sale Period”). If not otherwise determined by the Board, the Restricted Period shall correspond with the Vesting Period.

10.5.	Certificates, or book entry records of Shares issued pursuant to Restricted Share Awards shall bear an appropriate legend referring to such restrictions, if applicable, and any attempt to Sell or otherwise dispose of any such Shares in contravention of such restrictions shall be null and void and without effect. If issued, such certificates may, if so determined by the Board, be held in escrow by an escrow agent appointed by the Board. The Board may further enable a “stop transfer” on the transfer of any Restricted Stock Award made in contradiction with the Plan.

10.6.	In determining the Restricted Period of an Award, the Board may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award. In determining the No Sale Period of an Award, the Board may provide that the foregoing restrictions shall lapse with respect to specified percentages of the awarded Restricted Shares on successive anniversaries of the date of such Award.

10.7.	An Award may be subject to such other terms and conditions on the time or times when it may be exercised, as the Board may deem appropriate. The vesting provisions of individual Awards may vary.

11.	ADJUSTMENTS

11.1.	Changes in Capitalization Subject to any required action by the shareholders of the Company, the number of Shares covered by each outstanding Award, the number of Shares which have been reserved for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the Exercise Price per share of Shares covered by each such outstanding Award, shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a share split, reverse share split, bonus shares (stock dividend), combination or reclassification of the Shares, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to the number or the price of Shares subject to an Award. If the Awards or the Shares issued upon the exercise of such Awards will be deposited with a Trustee, as determined by the Administrator, all of the Shares formed by these adjustments also will be deposited with the Trustee in the same terms and conditions as the original Awards or Shares.

11.2.	Dissolution or Liquidation In the event of a dissolution or liquidation of the Company (both voluntary and involuntary) (the “Event”), the Administrator shall notify each Participant as soon as practicable prior to the effective date of such Event. The Award holders shall then have fifteen (15) days to exercise any unexercised Vested Award held by them at that time, in accordance with the exercise procedure set forth herein. Upon the expiration of such fifteen- day period, all remaining unexercised Awards will terminate immediately. The Administrator in its sole discretion may allow the exercise of any or all-outstanding Awards, whether or not vested, within a reasonable period of time prior to the Event and subject to the provisions of the Applicable Laws. To the extent it has not been previously exercised, an Award will terminate immediately prior to the Event.

11.3.	Merger, Acquisition, Shares’ sale, Assets’ Sale

i.	In the event of a Transaction, any outstanding Award which has not been exercised, shall be assumed for an equivalent right (to the reasonable extent possible given the nature of the Award) substituted by the successor corporation or a parent or subsidiary of the successor corporation, and appropriate adjustments shall be made in the number of Awards in order to reflect such an action and to keep the Participant harmless due to the Transaction.

ii.	In the event that the successor corporation refuses to assume or substitute such Award, the vesting periods defined in the Award Agreement may be fully accelerated (to the extent not already accelerated by the terms of the Award Agreement). If an Award becomes fully vested and exercisable (whether or not as a result of any acceleration, whether or not in lieu of assumption or substitution in the event of a Transaction as determined by the Board), the Administrator shall notify the Participant in writing or electronically that the Award shall be fully exercisable for a period of fifteen (15) days from the date of such notice, and the Award shall terminate upon the expiration of such period if not exercised earlier by the Participant. Subject to applicable law, the Administrator may adopt, in connection with a Transaction and the provisions of Section 11.3, applicable exercise mechanics such as cashless exercise, net payment, etc.

i.	For the purposes of this paragraph, the Award shall be considered assumed if, following a Transaction, the Participant receives the right to purchase or receive, for each Share subject to the Award immediately prior to the Transaction, the consideration (whether stock, cash, or other securities or property) received in the Transaction by holders of Shares for each Share held on the effective date of the Transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Transaction is not solely shares of the Successor Corporation or its parent or subsidiary, the Administrator may, with the consent of the Successor Corporation, provide for each Participant to receive solely Shares of the Successor Corporation, its parent or their Affiliate equal in Fair Market Value to the per share consideration received by holders of Shares in the Transaction.

11.4.	Stock dividend, bonus shares, stock split

If the outstanding shares of the Company shall at any time be changed or exchanged by declaration of a share dividend (bonus shares), share split, combination or exchange of shares, recapitalization, or any other like event by or of the Company, and as often as the same shall occur, then the number, class and kind of the Shares subject to the ESOP or subject to any Awards therefore granted, and the Exercise Prices, shall be appropriately and equitably adjusted so as to maintain the proportionate number of Shares without changing the aggregate Exercise Price, provided, however, that the Exercise Price shall not be less than the par value of the Share underlying any such Awards, and provided further, that no adjustment shall be made by reason of the distribution of subscription rights (rights offering) on outstanding shares. Upon the occurrence of any of the foregoing, the class and aggregate number of Shares issuable pursuant to the ESOP (as set forth in Section 7 hereof), in respect of which Awards have not yet been exercised, shall be appropriately adjusted, all as will be determined by the Board whose determination shall be final.

12.	PURCHASE FOR INVESTMENT; REPRESENTATIONS

12.1.	The Company’s obligation to issue or allocate Shares upon exercise of an Award granted under the ESOP is expressly conditioned upon: (i) the Company’s completion of any registration or other qualifications of such Shares under all applicable laws, rules and regulations or (ii) representations and undertakings by the Participant (or his legal representative, heir or legatee, in the event of the Participant’s death) to assure that the sale of the Shares complies with any registration exemption requirements which the Company in its sole discretion shall deem necessary or advisable. Such required representations and undertakings may include representations and agreements that such Participant (or his legal representative, heir, or legatee): (a) is purchasing such Shares for investment and not with any present intention of selling or otherwise disposing thereof; and (b) agrees to have placed upon the face and reverse of any certificates evidencing such Shares a legend setting forth (1) any representations and undertakings which such Participant has given to the Company or a reference thereto and (2) that, prior to effecting any sale or other disposition of any such Shares, the Participant must furnish to the Company an opinion of counsel, satisfactory to the Company, that such sale or disposition will not violate the applicable laws, rules, and regulations, whether of the State of Israel or of any other State having jurisdiction over the Company and the Participant.

12.2.	Upon the grant of Awards to a Participant or the issuance of Shares upon the exercise thereof, the Company may rely on such the representations and undertakings and assume as follows:

i.	That the Participant is familiar with the Company, its activity and its financial and commercial forecast, and that the Participant knows that there is no certainty that the exercise of the Awards will be financially worthwhile. The Participant hereby undertakes not to have any claim against the Company or any of its directors, employees, stockholders or advisors if it emerges, at time of exercising the Awards, that the Participant’s investment in the Company’s Shares was not worthwhile, for any reason whatsoever.

ii.	That the Participant knows that his rights regarding the Awards and the Shares are subject for all intents and purposes to the instructions of the Company’s documents of incorporation and to the agreements of the stockholders in the Company.

iii.	That the Participant knows that in addition to the allocations set forth above, the Company has allocated and/or is entitled to allocate Awards and Shares to other employees and other people, and the Participant shall have no claim regarding such allocations, their quantity, the relationship among them and between them and the other stockholders in the Company, exercising of the Awards or any matter related to or stemming from them.

iv.	That the Participant knows that neither the ESOP nor the grant of Award or Shares thereunder shall impose any obligation on the Company to continue the engagement of the Participant, and nothing in the ESOP or in any Award or Shares granted pursuant thereto shall confer upon any Participant any right to continue being engaged by the Company, or restrict the right of the Company to terminate such engagement at any time.

13.	DIVIDENDS

With respect to all Shares allocated or issued upon the exercise of Awards purchased by the Participant and held by the Participant or by the Trustee, as the case may be, the Participant shall be entitled to receive dividends in accordance with the quantity of such Shares, subject to the provisions of the Company’s Articles of Association (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and, when applicable, subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

14.	RESTRICTIONS

14.1.	No Award or any right with respect thereto, purchasable hereunder, whether fully paid or not, shall be assignable, transferable or given as collateral or any right with respect to it given to any third party whatsoever, except as specifically allowed under the ESOP, and during the lifetime of the Participant each and all of such Participant’s rights to purchase Shares hereunder shall be exercisable only by the Participant. The foregoing shall not be deemed to restrict the transfer of Shares issued pursuant to an Award, but shall be subject to any limitations imposed on Restricted Shares.

14.2.	Any such action made directly or indirectly shall be void.

14.3.	So long as Awards and/or Shares are held by the Trustee on behalf of the Participant, all rights of the Participant over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

14.4.	All securities, if any, received by a Participant with respect to Restricted Shares as a result of any stock split, stock dividend, combination of shares, or other similar transaction shall be subject to the restrictions applicable to the original Award.

15.	EFFECTIVE DATE AND DURATION OF THE ESOP

The ESOP shall be effective as of the day it was adopted by the Board and shall terminate February 4, 2025, unless terminated earlier in accordance with Section 16 hereof, or otherwise extended by resolution of the Board.

16.	AMENDMENTS OR TERMINATION

16.1.	The Board may at any time, but when applicable, after consultation with the Trustee, amend, alter, suspend or terminate the ESOP. Termination of the ESOP shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the ESOP prior to the date of such termination.

17.	GOVERNMENT REGULATIONS

The ESOP, and the grant and exercise of Awards hereunder, and the obligation of the Company to sell and deliver Shares under such Awards, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel any other State having jurisdiction over the Company and the Participant, including, without limitation, the United States Securities Act of 1933, the Companies Law, and the Ordinance, and to such approvals by any governmental agencies or national securities exchanges as may be required. Nothing herein shall be deemed to require the Company to register the Shares under the securities laws of any jurisdiction.

18.	CONTINUANCE OF EMPLOYMENT OR HIRED SERVICES

Neither the ESOP nor the Award Agreement with the Participant shall impose any obligation on the Company or an Affiliate thereof, to continue any Participant in its employ or service, and nothing in the ESOP or in any Award granted pursuant thereto shall confer upon any Participant any right to continue in the employ or service of the Company or an Affiliate thereof or restrict the right of the Company or an Affiliate thereof to terminate such employment or service at any time.

19.	GOVERNING LAW & JURISDICTION

The ESOP shall be governed by and construed and enforced in accordance with the laws of the State of Israel applicable to contracts made and to be performed therein, without giving effect to the principles of conflict of laws. The competent courts of Tel Aviv, Israel shall have sole jurisdiction in any matters pertaining to the ESOP.

20.	INTEGRATION OF SECTION 102 AND TAX COMMISSIONER’S PERMIT

20.1.	With regards to Approved 102 Award, the provisions of the ESOP and/or the Award Agreement shall be subject to the provisions of Section 102 and the Income Tax Commissioner’s permit, and the said provisions and permit shall be deemed an integral part of the ESOP and of the Award Agreement.

20.2.	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the ESOP or the Award Agreement, shall be considered binding upon the Company and the Participants.

21.	TAX CONSEQUENCES

21.1.	Any tax consequences arising from the grant or exercise of any Award, from the payment for Shares covered thereby or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Participant), hereunder, shall be borne solely by the Participant. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant.

21.2.	The Company and/or, when applicable, the Trustee shall not be required to release any Share to a Participant until all required payments have been fully made.

21.3.	Withholding. The Company shall have the right to deduct from all amounts paid to an Participant in cash (whether under this Plan or otherwise) any taxes required by law to be withheld in respect of Awards under this Plan, or demand Participant to make the Company whole in connection thereof. In the case of any Award satisfied in the form of Ordinary Shares, no shares shall be issued unless and until arrangements satisfactory to the Administrator shall have been made to satisfy any withholding tax obligations applicable with respect to such Award. Without limiting the generality of the foregoing and subject to such terms and conditions as the Administrator may impose, the Company shall have the right to retain, or the Administrator may, subject to such terms and conditions as it may establish from time to time, permit Participants to elect to tender, Ordinary Shares (including Ordinary Shares issuable in respect of an Award) to satisfy, in whole or in part, the amount required to be withheld.

21.4.	In respect of any employer’s tax liability derived only for the purpose of employment taxes such as in the case of social taxes, the Company should not bear any tax due at the time of Sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulations or orders promulgated thereunder.

21.5.	Participant acknowledges that any grant of Award hereof already includes any and all tax, levies and/or other payments, and if applicable, Participant shall bear all such payments (including VAT).

21.6.	For avoidance of any doubt, notwithstanding anything herein to the contrary, the Company should not bear any tax liability derived due to the exercise and or sale of the Awards as a result of Participant’s termination.

22.	RULES PARTICULAR TO SPECIFIC COUNTRIES

22.1.	Notwithstanding anything herein to the contrary, the terms and conditions of the Plan may be amended with respect to particular types of Participants as determined by the Board (for example, Participants who are subject to US taxation) by an addendum to the Plan (the “Appendix”).

22.2.	The Company may adopt one or more Appendices. Each Appendix shall be approved by the Board and as required or advisable under applicable law.

22.3.	The terms of an Appendix shall govern only with respect to the types of Participants specified in such Appendix.

22.4.	In the case that the terms and conditions set forth in an Appendix conflict with any provisions of the Plan, the provisions of the Appendix shall govern with respect to Participants that are subject to such Appendix, provided, however, that such Appendix shall not be construed to grant the Participants rights not consistent with the terms of the Plan, unless specifically provided in such Appendix.

23.	NON-EXCLUSIVITY OF THE ESOP

The adoption of the ESOP by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of Awards to purchase shares of the Company otherwise than under the ESOP, and such arrangements may be either applicable generally or only in specific cases.

For the avoidance of doubt, prior grant of options to optionees of the Company under their employment agreements, and not in the framework of any previous option plan, shall not be deemed an approved incentive arrangement for the purpose of this Section.

24.	MULTIPLE AGREEMENTS

The terms of each Award may differ from other Awards granted under the ESOP at the same time, or at any other time. The Board may also grant more than one Award to a given Participant during the term of the ESOP, either in addition to, or in substitution for, one or more Awards previously granted to that Participant.

25.	NO WAIVER

The failure of the Company or any other party acting on its behalf or assisting it in implementing the Plan to enforce at any time any provisions of the Plan shall not be construed to constitute a waiver of such provision or of any other provision hereof.

26.	DISPUTES

Any dispute or disagreement which may arise under or as a result of or pursuant to this Plan or the Awards Agreements shall be determined by the Board in its sole discretion and any interpretation made by the Board of the terms of the Plan or the Award Agreements shall be final, binding and conclusive.

27.	NOTICES

27.1.	Any notice, request, demand or other communication required or permitted under the Plan shall be in writing and shall be deemed to have been duly given, made and received only by personal delivery or if sent by certified mail, postage prepaid, return receipt requested, overnight delivery service, facsimile transmission (with confirmation of delivery), or confirmed e-mail to the address of the Company (if sent to the Company), or to the address of the Participant as such was provided by him in the Grant Agreement, unless such address is changed by written notice received by the Company.

27.2.	Except as otherwise set forth herein, any notice sent by mail shall be deemed to be given six (6) days after deposit with the relevant post service; any notice sent by overnight delivery service shall be deemed given the first business day after deposited with the delivery service; and any notice sent by facsimile transmission or e-mail, shall be deemed given when transmitted if sent during normal business hours or if not, on the next business day; and any notice given by personal delivery shall be deemed given on the date of delivery.

27.3.	In the case a certain Participant changes his or her contact details, in a way that the contact details provided to the Company by him do not enable the Company to provide notices and other communications to such Participant, then such Participant shall be deemed to have waived his or her right to receive any notices, and the Administrator shall have the right, in its sole discretion, to take any appropriate action under the circumstances.